Exhibit 99.1

Ellomay Capital Reports Results for the Fourth Quarter and Full Year of 2024

Tel-Aviv, Israel, Mar. 31, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited consolidated financial results for the fourth quarter and year ended December 31, 2024.

Financial Highlights

●	Total assets as of December 31, 2024 amounted to approximately €676.7 million, compared to total assets as of December 31, 2023 of approximately €612.9 million.

●	Revenues[1] for the three months ended December 31, 2024 were approximately €8.7 million, compared to revenues of approximately €8.4 million for the three months ended December 31, 2023. Revenues for the year ended December 31, 2024 were approximately €40.5 million, compared to revenues of approximately €48.8 million for the year ended December 31, 2023.

●	Loss from continuing operations for the three months ended December 31, 2024 was approximately €12 million, compared to loss from continuing operations of approximately €8 million for the three months ended December 31, 2023. Loss from continuing operations for the year ended December 31, 2024 was approximately €9.6 million, compared to profit from continuing operations of approximately €2.4 million for the year ended December 31, 2023.

•	Loss for the three months ended December 31, 2024 was approximately €12 million, compared to loss of approximately €9.8 million for the three months ended December 31, 2023. Loss for the year ended December 31, 2024 was approximately €9.5 million, compared to profit of approximately €0.6 million for the year ended December 31, 2023.

●	EBITDA for the three months ended December 31, 2024 was approximately €7.6 million, compared to EBITDA loss of approximately €2.5 million for the three months ended December 31, 2023. EBITDA for the year ended December 31, 2024 was approximately €25.1 million, compared to EBITDA of approximately €18.8 million for the year ended December 31, 2023. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW solar plant located in Talmei Yosef. The sale was consummated on June 3, 2024, and the net consideration received at closing was approximately NIS 42.6 million (approximately €10.6 million). In connection with the sale, the Company presents the results of this solar plant as a discontinued operation.

Financial Overview for the Year Ended December 31, 2024

●	Revenues[1] were approximately €40.5 million for the year ended December 31, 2024, compared to approximately €48.8 million for the year ended December 31, 2023. This decrease mainly results from a reduction in electricity prices in Spain between February and May 2024 and lower gas prices in the Netherlands in 2024 compared to prices in 2023, partially offset by income generated by our 20 MW solar power plants in Italy which were connected to the grid during 2024. The decrease is also due to loss of revenues in connection with the fire near the Talasol Solar S.L. (300 MV solar) (“Talasol”) and Ellomay Solar S.L. (28 MV solar) (“Ellomay Solar”) facilities in Spain in July 2024. In connection with such loss of revenues, the Company recorded an amount of approximately €1.7 million as ‘other income’ for the year ended December 31, 2024, based on compensation from the insurers for loss of income.

●	Operating expenses were approximately €19.8 million for the year ended December 31, 2024, compared to approximately €22.9 million for the year ended December 31, 2023. This decrease mainly results from a decrease in direct taxes on electricity production paid by the Company’s Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of the Company’s Spanish subsidiaries for the year ended December 31, 2023 were impacted by the Spanish RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increased expenses during the year ended December 31, 2023 resulting from this impact, were partially offset by lower costs in connection with the acquisition of feedstock by our Dutch biogas plants. Depreciation and amortization expenses were approximately €16.5 million for the year ended December 31, 2024, compared to approximately €16 million for the year ended December 31, 2023.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	Project development costs were approximately €4.1 million for the year ended December 31, 2024, compared to approximately €4.5 million for the year ended December 31, 2023.

●	General and administrative expenses were approximately €6.1 million for the year ended December 31, 2024, compared to approximately €5.3 million for the year ended December 31, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €11.1 million for the year ended December 31, 2024, compared to approximately €4.3 million for the year ended December 31, 2023. The increase in share of profits of equity accounted investee resulted mainly from the increase in revenues of Dorad Energy Ltd. (“Dorad”) due to higher quantities of electricity produced partially offset by an increase in operating expenses in connection with the increased production. In addition, in December 2024, Dorad received payment in an amount of approximately $130 million pursuant to an arbitration ruling in a derivative claim submitted by certain of its shareholders, which increased Dorad’s net profit for 2024 by approximately NIS 215.6 million (after the effect of taxes). These amounts were recorded by Dorad in its financial statements for the year ended December 31, 2024 in the income statement partially as a reduction in depreciation expenses, partly as finance income, and the remainder as a decrease in general and administrative expenses.

●	Other income, net was approximately €3.4 million for the year ended December 31, 2024, compared to €0 for the year ended December 31, 2023. The income was recognized based on insurance compensation in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets. The amount to be received due to loss of income is approximately €1.7 million.

●	Financing expense, net was approximately €19.7 million for the year ended December 31, 2024, compared to financing expense, net of approximately €3.6 million for the year ended December 31, 2023. The increase in financing expenses, net, was mainly attributable to higher expenses resulting from exchange rate differences that amounted to approximately €7.8 million for the year ended December 31, 2024, compared to income from exchange rate differences of approximately €6.7 million for the year ended December 31, 2023, an aggregate change of approximately €14.5 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 5.4% reevaluation of the NIS against the euro during the year ended December 31, 2024, compared to a devaluation of 6.9% during the year ended December 31, 2023. The increase in financing expenses for the year ended December 31, 2024 was also due to increased interest expenses mainly resulting from the issuance of the Company’s Series F Debentures in January, April, August and November 2024. These increases in financing expenses were partially offset by an increase in financing income of approximately €0.9 million in connection with derivatives and warrants in the year ended December 31, 2024, compared to the year ended December 31, 2023.

●	Tax benefit was approximately €1.5 million for the year ended December 31, 2024, compared to a tax benefit of approximately €1.4 million for the year ended December 31, 2023.

●	Loss from continuing operations for the year ended December 31, 2024 was approximately €9.6 million, compared to profit from continuing operations of approximately €2.4 million for the year ended December 31, 2023.

●	Profit from discontinued operation (net of tax) for the year ended December 31, 2024 was approximately €137 thousand, compared to loss from discontinued operation of approximately €1.8 million for the year ended December 31, 2023.

●	Loss for the year ended December 31, 2024 was approximately €9.5 million, compared to a profit of approximately €0.6 million for year ended December 31, 2023.

●	Total other comprehensive income was approximately €13.1 million for the year ended December 31, 2024, compared to total other comprehensive income of approximately €41.3 million for the year ended December 31, 2023. The change in total other comprehensive income mainly results from foreign currency translation adjustments due to the change in the NIS/euro exchange rate and from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €3.6 million for the year ended December 31, 2024, compared to total comprehensive income of approximately €41.9 million for the year ended December 31, 2023.

●	Net cash provided by operating activities was approximately €8 million for the year ended December 31, 2024, compared to approximately €8.6 million for the year ended December 31, 2023. The decrease in net cash provided by operating activities for the year ended December 31, 2024, is mainly due to the decrease in electricity prices in Spain. In addition, during the year ended December 31, 2023, the Company’s Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to the Company’s Dutch biogas plants for 2023, these plants were entitled to low advance payments for 2024 and the payment for gas produced by the plants during 2024 is expected to be received until July 2025 and reflected accordingly in the Company’s cash flow from operations.

CEO Review for 2024

In 2024, the Company presented an increase of 71% in the operating profit to approximately €7.7 million and of 33.5% in the EBITDA to approximately €25.1 million compared to 2023, despite a decrease of approximately €9 million in the annual revenues, which was caused by low and even negative electricity prices in Spain in the first half of 2024. During 2024 and in recent months the Company made significant advancements in the development of new projects, which are expected to contribute to an increase in revenues in coming years:

In Italy – finance agreements were executed with respect to projects with an aggregate capacity of 198 MW (of which 38 MW are already connected to the electricity grid) and construction agreements for the remainder of the projects with an aggregate capacity of 160 MW were also executed.

In the USA – the Company is advancing additional projects with an aggregate capacity of approximately 50 MW that are expected to begin construction during 2025.

In the Netherlands – the Company advanced in obtaining licenses to expand the operations of the biogas facilities by additional 50% while making relatively small investments.

In Israel – the approval of the National Infrastructures Committee to expand the Dorad power plant by 650 MW was received.

Operating expenses in 2024 decreased by approximately €3 million compared to 2023. Project development expenses in 2024 decreased by approximately €0.4 million compared to 2023 despite the inclusion of non-recurring expenses of approximately €0.5 million in connection with the cancellation of a guarantee in the project development expenses for 2024. Following the advancement of project development and the transition to the construction stage, the decrease in project development expenses is expected to continue during the year.

The appreciation of the NIS against the euro at the end of 2024 caused revaluation losses of approximately €7.8 million compared to revaluation profit of approximately €6.7 million in 2023. The aggregate change is approximately €14.5 million and is the main cause for the increase in financing expenses in 2024.

In March 2025 a transaction was executed between Zorlu Enerji Elektrik Üretim A.S (“Zorlu”) and The Phoenix Insurance Company Ltd. for the sale of Zorlu’s entire holdings in Dorad (25% of Dorad’s outstanding shares). The consideration for the shares represents a value of NIS 2.8 billion for Dorad. Ellomay Luzon Energy Infrastructures Ltd. (50% held by the Company), which currently holds 18.75% of Dorad’s shares, has a right of first refusal over 15% of Dorad’s shares included in the transaction. The Company believes that the price is attractive and therefore intends to act to exercise the right of first refusal. Activity in Spain:

The electricity prices in the second half of 2024 increased and stabilized on the projected seasonal price. The revenues from the sale of electricity in 2024 were approximately €23 million compared to approximately €32 million in 2023. The decrease is primarily attributable to the low/negative electricity prices in the first half of 2024, as well as to the loss of revenues in the amount of approximately €1.7 million due to a fire. The loss of revenues due to the fire will be covered in full by the insurance company.

Activity of Dorad:

In 2024, the Dorad power plant recorded an increase in profit, with net profit of approximately NIS 452.3 million, an increase of approximately NIS 241 million compared to 2023. The Dorad power station received the approval of the National Infrastructures Committee and a positive connection survey to increase the capacity by an additional 650 MW. Due to the final award in the arbitration against Edeltech and Zorlu, Dorad received during 2024 compensation of approximately $130 million that increased Dorad’s net profit for 2024 by approximately NIS 215.6 million (after the effect of taxes).

Activity in the USA:

In the USA, the development and construction activities of solar projects are progressing at a rapid pace and the construction of the first four projects, with a total capacity of approximately 49 MW, began in early 2024. At the end of 2024, construction of two projects (in an aggregate capacity of approximately 27 MW) was completed and the IRS approval of entitlement to tax credits was received. These projects were connected to the electricity grid at the end of March 2025. The additional two projects (in an aggregate capacity of approximately 22 MW) are under construction and their construction is expected to end during April and June 2025. Additional projects with an aggregate capacity of approximately 50 MW are under development and are intended to begin construction in 2025. The Company executed an agreement to sell the tax credits of the first four projects for approximately $19 million.

Activity in Italy:

The Company has a portfolio of 460 MW solar projects in Italy of which 38 MW are connected to the grid and operating 294 MW are ready to build and 128 MW are under advanced development. The Company executed construction agreements with the Engineering, Procurement and Construction (“EPC”) contractor for 160 MW that are ready to build, the commencement of construction is expected in the beginning of the second quarter of 2025 and the construction is expected to take approximately 18 months. A financing agreement with a European institutional investor was executed for the financing of the construction of 198 MW (including the connected projects and the projects for which the EPC agreements were executed) for 23 years with a fixed annual interest of 4.5%.

New legislation in Italy prohibits the establishment of new projects on agricultural land. This prohibition increases the value of the Company’s portfolio, which is not subject to the prohibition or located on agricultural land. The Company estimates that new possibilities are emerging for obtaining a power purchase agreement (“PPA”) in Italy, therefore it expects that in the future project financing will be possible more easily and at lower costs.

Activity in Israel:

The Manara Cliff Pumped Storage Project (Company’s share is 83.34%): A project with a capacity of 156 MW, which is in advanced construction stages. The Iron Swords War, which commenced on October 7, 2023, stopped the construction work on the project. The project has protection from the state for damages and losses due to the war within the framework of the tariff regulation (covenants that support financing). The project was expected to reach commercial operation during the first half of 2027 and the continuation of the Iron Swords war will cause a delay in the date of activation. The Israeli Electricity Authority currently approved a postponement of sixteen months of the dates for the project. The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

1.	The Komemiyut and Qelahim Projects: each intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier.

The Company waived the rights it won in a solar / battery tender process in connection with these projects and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million and is in advanced negotiations with a local virtual electricity supplier for the execution of a long-term PPA.

2.	The Talmei Yosef Project: intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

3.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

Activity in the Netherlands:

During 2024, high production levels were maintained in the Company’s three biogas plants. In addition, significant progress was made in the process of obtaining the licenses to increase production by about 50% in each of the Company’s plants. Increasing production will require relatively small investments and is expected to significantly increase income and EBITDA. Following the directive of the European Union to act to significantly increase the production of green gas, the Dutch parliament approved the legislation mandating the obligation to mix green gas with fossil gas, which will become effective commencing January 1, 2026. This legislation is expected to have a positive effect on revenues from the sale of green gas and the price of the accompanying green certificates. Agreements were executed for the future sale of green certificates for green gas in the context of the new regulation at a price of approximately €1 per certificate. The Company’s Dutch subsidiaries generate approximately 16 million green certificates a year.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 15 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and approximately 38 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	Solar projects in Italy with an aggregate capacity of 294 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are placed in service and in process of connection to the grid and additional 22 MW are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Financial Position

	December 31,
	2024	2023	2024
	Unaudited	Audited	Unaudited
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	41,134	51,127	42,819
Short term deposits	-	997	-
Restricted cash	656	810	683
Intangible asset from green certificates	178	553	185
Trade and other receivables	20,734	11,717	21,583
Derivatives asset short-term	146	275	152
Assets of disposal groups classified as held for sale	-	28,297	-
	62,848	93,776	65,422
Non-current assets
Investment in equity accounted investee	41,324	31,772	43,017
Advances on account of investments	547	898	569
Fixed assets	482,166	407,982	501,918
Right-of-use asset	34,315	30,967	35,721
Restricted cash and deposits	17,052	17,386	17,751
Deferred tax	9,039	8,677	9,409
Long term receivables	13,411	10,446	13,960
Derivatives	15,974	10,948	16,628
	613,828	519,076	638,973
Total assets	676,676	612,852	704,395

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	21,316	9,784	22,189
Current maturities of other long-term loans	5,000	5,000	5,205
Current maturities of debentures	35,706	35,200	37,169
Trade payables	8,856	5,249	9,219
Other payables	10,896	10,859	11,342
Current maturities of derivatives	1,875	4,643	1,952
Current maturities of lease liabilities	714	700	743
Liabilities of disposal groups classified as held for sale	-	17,142	-
Warrants	1,446	84	1,505
	85,809	88,661	89,324
Non-current liabilities
Long-term lease liabilities	25,324	23,680	26,361
Long-term bank loans	245,866	237,781	255,938
Other long-term loans	31,314	29,373	32,597
Debentures	155,823	104,887	162,206
Deferred tax	2,486	2,516	2,588
Other long-term liabilities	939	855	977
Derivatives	288	-	300
	462,040	399,092	480,967
Total liabilities	547,849	487,753	570,291

Equity
Share capital	25,613	25,613	26,662
Share premium	86,271	86,159	89,805
Treasury shares	(1,736)	(1,736)	(1,807)
Transaction reserve with non-controlling Interests	5,697	5,697	5,930
Reserves	14,338	4,299	14,925
Accumulated deficit	(12,019)	(5,037)	(12,511)
Total equity attributed to shareholders of the Company	118,164	114,995	123,004
Non-Controlling Interest	10,663	10,104	11,100
Total equity	128,827	125,099	134,104
Total liabilities and equity	676,676	612,852	704,395

*	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US$ 1.041)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2024	2023	2024	2023	2024	2024
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Revenues	8,678	8,424	40,467	48,834	9,033	42,125
Operating expenses	(5,298)	(5,460)	(19,803)	(22,861)	(5,515)	(20,614)
Depreciation and amortization expenses	(4,126)	(4,265)	(16,468)	(16,012)	(4,295)	(17,143)
Gross profit (loss)	(746)	(1,301)	4,196	9,961	(777)	4,368

Project development costs	(790)	(2,025)	(4,101)	(4,465)	(822)	(4,269)
General and administrative expenses	(1,384)	(1,320)	(6,063)	(5,283)	(1,441)	(6,311)
Share of profit (loss) of equity accounted investee	5,767	(279)	11,062	4,320	6,003	11,515
Other income, net	524	-	3,409	-	545	3,549
Operating profit (loss)	3,371	(4,925)	8,503	4,533	3,508	8,852

Financing income	710	345	2,495	8,747	739	2,597
Financing income (expenses) in connection with derivatives and warrants, net	(664)	336	1,140	251	(691)	1,187
Financing expenses in connection with projects finance	(1,544)	(1,465)	(6,190)	(6,077)	(1,607)	(6,444)
Financing expenses in connection with debentures	(1,762)	(1,008)	(6,641)	(3,876)	(1,834)	(6,913)
Interest expenses on minority shareholder loan	(528)	(541)	(2,144)	(2,014)	(550)	(2,232)
Other financing expenses	(13,099)	(1,499)	(8,311)	(588)	(13,636)	(8,651)
Financing expenses, net	(16,887)	(3,832)	(19,651)	(3,557)	(17,579)	(20,456)

Profit (loss) before taxes on income	(13,516)	(8,757)	(11,148)	976	(14,071)	(11,604)
Tax benefit	1,475	799	1,547	1,436	1,535	1,610
Profit (loss) for the period from continuing operations	(12,041)	(7,958)	(9,601)	2,412	(12,536)	(9,994)
Profit (loss) from discontinued operation (net of tax)	58	(1,857)	137	(1,787)	60	143
Profit (loss) for the period	(11,983)	(9,815)	(9,464)	625	(12,476)	(9,851)
Profit (loss) attributable to:
Owners of the Company	(10,887)	(8,490)	(6,982)	2,219	(11,333)	(7,268)
Non-controlling interests	(1,096)	(1,325)	(2,482)	(1,594)	(1,143)	(2,583)
Profit (loss) for the period	(11,983)	(9,815)	(9,464)	625	(12,476)	(9,851)
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	13,159	1,234	8,007	(7,949)	13,698	8,335
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	-	255	-	-	265
Effective portion of change in fair value of cash flow hedges	(3,781)	(10,718)	5,631	39,431	(3,937)	5,861
Net change in fair value of cash flow hedges transferred to profit or loss	1,108	19,183	(813)	9,794	1,154	(846)
Total other comprehensive income	10,486	9,699	13,080	41,276	10,915	13,615

Total other comprehensive income (loss) attributable to:
Owners of the Company	11,354	5,172	10,039	16,931	11,818	10,450
Non-controlling interests	(868)	4,527	3,041	24,345	(903)	3,165
Total other comprehensive income (loss) for the period	10,486	9,699	13,080	41,276	10,915	13,615
Total comprehensive income (loss) for the period	(1,497)	(116)	3,616	41,901	(1,561)	3,764

Total comprehensive income (loss) attributable to:
Owners of the Company	467	(3,318)	3,057	19,150	485	3,182
Non-controlling interests	(1,964)	3,202	559	22,751	(2,046)	582
Total comprehensive income (loss) for the period	(1,497)	(116)	3,616	41,901	(1,561)	3,764

*	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US $ 1.041)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (cont’d)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2024	2023	2024	2023	2024	2024
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands (except per share data)				Convenience Translation into US$*
Basic profit (loss) per share	(0.85)	(0.66)	(0.54)	0.17	(0.91)	(0.56)
Diluted profit (loss) per share	(0.85)	(0.66)	(0.54)	0.17	(0.91)	(0.56)

Basic profit (loss) per share continuing operations	(0.85)	(0.14)	(0.55)	0.31	(0.91)	(0.57)
Diluted profit (loss) per share continuing operations	(0.85)	(0.14)	(0.55)	0.31	(0.91)	(0.57)

Basic profit (loss) per share discontinued operation	-	(0.52)	0.01	(0.14)	-	0.01
Diluted profit (loss) per share discontinued operation	-	(0.52)	0.01	(0.14)	-	0.01

*	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US$ 1.041)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated Deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Profit (loss) for the period	-	-	(6,982)	-	-	-	-	(6,982)	(2,482)	(9,464)
Other comprehensive income (loss) for the period	-	-	-	-	8,061	1,978	-	10,039	3,041	13,080
Total comprehensive income (loss) for the period	-	-	(6,982)	-	8,061	1,978	-	3,057	559	3,616
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	112	-	-	-	-	-	112	-	112
Balance as at December 31, 2024	25,613	86,271	(12,019)	(1,736)	8,446	5,892	5,697	118,164	10,663	128,827

For the three months ended December 31, 2024 (unaudited):
Balance as at September 30, 2024	25,613	86,250	(1,132)	(1,736)	(4,377)	7,361	5,697	117,676	12,627	130,303
Profit (loss) for the period	-	-	(10,887)	-	-	-	-	(10,887)	(1,096)	(11,983)
Other comprehensive income (loss) for the period	-	-	-	-	12,823	(1,469)	-	11,354	(868)	10,486
Total comprehensive income (loss) for the period	-	-	(10,887)	-	12,823	(1,469)	-	467	(1,964)	(1,497)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	21	-	-	-	-	-	21	-	21
Balance as at December 31, 2024	25,613	86,271	(12,019)	(1,736)	8,446	5,892	5,697	118,164	10,663	128,827

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023 (audited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive loss for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive loss for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

For the three months
ended December 31, 2023 (unaudited):
Balance as at September 30, 2023	25,613	86,131	3,453	(1,736)	(801)	(72)	5,697	118,285	6,902	125,187
Profit (loss) for the period	-	-	(8,490)	-	-	-	-	(8,490)	(1,325)	(9,815)
Other comprehensive income (loss) for the period	-	-	-	-	1,186	3,986	-	5,172	4,527	9,699
Total comprehensive income (loss) for the period	-	-	(8,490)	-	1,186	3,986	-	(3,318)	3,202	(116)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	28	-	-	-	-	-	28	-	28
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US$ 1.041)
For the year ended December 31, 2024 (unaudited):
Balance as at January 1, 2024	26,662	89,688	(5,243)	(1,807)	401	4,074	5,930	119,705	10,518	130,223
Profit (loss) for the period	-	-	(7,268)	-	-	-	-	(7,268)	(2,583)	(9,851)
Other comprehensive income (loss) for the period	-	-	-	-	8,391	2,059	-	10,450	3,165	13,615
Total comprehensive income (loss) for the period	-	-	(7,268)	-	8,391	2,059	-	3,182	582	3,764
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	117	-	-	-	-	-	117	-	117
Balance as at December 31, 2024	26,662	89,805	(12,511)	(1,807)	8,792	6,133	5,930	123,004	11,100	134,104

For the three months ended December 31, 2024 (unaudited):
Balance as at September 30, 2024	26,662	89,783	(1,178)	(1,807)	(4,555)	7,663	5,930	122,498	13,146	135,644
Profit (loss) for the period	-	-	(11,333)	-	-	-	-	(11,333)	(1,143)	(12,476)
Other comprehensive income (loss) for the period	-	-	-	-	13,347	(1,530)	-	11,817	(903)	10,914
Total comprehensive income (loss) for the period	-	-	(11,333)	-	13,347	(1,530)	-	484	(2,046)	(1,562)
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	22	-	-	-	-	-	22	-	22
Balance as at December 31, 2024	26,662	89,805	(12,511)	(1,807)	8,792	6,133	5,930	123,004	11,100	134,104

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flow

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For year ended December 31,
	2024	2023	2024	2023	2024	2024
	Unaudited		Unaudited	Audited	Unaudited
	€ in thousands				Convenience Translation into US$*
Cash flows from operating activities
Profit (loss) for the period	(11,983)	(9,815)	(9,464)	625	(12,476)	(9,851)
Adjustments for:
Financing expenses, net	16,887	3,632	19,247	3,034	17,579	20,035
Loss from settlement of derivatives contract	266	-	316	-	277	329
Impairment losses on assets of disposal groups classified as held-for-sale	-	2,565	405	2,565	-	422
Depreciation and amortization	4,126	4,378	16,516	16,473	4,295	17,193
Share-based payment transactions	21	28	112	121	22	117
Share of profits of equity accounted investees	(5,767)	279	(11,062)	(4,320)	(6,003)	(11,515)
Payment of interest on loan from an equity accounted investee	-	33	-	1,501	-	-
Change in trade receivables and other receivables	(5,606)	(1,317)	(8,824)	(302)	(5,836)	(9,185)
Change in other assets	2,894	69	3,770	(681)	3,013	3,924
Change in receivables from concessions project	-	259	793	1,778	-	825
Change in trade payables	48	(332)	(31)	(45)	50	(32)
Change in other payables	4,747	(2,492)	4,454	(2,235)	4,941	4,636
Tax benefit	(1,475)	(1,391)	(1,552)	(1,852)	(1,535)	(1,615)
Income taxes refund (paid)	277	(473)	623	(912)	288	649
Interest received	605	524	2,537	2,936	630	2,641
Interest paid	(2,618)	(4,132)	(9,873)	(10,082)	(2,725)	(10,277)
	14,405	1,630	17,431	7,979	14,996	18,147
Net cash provided by (used in) operating activities	2,422	(8,185)	7,967	8,604	2,520	8,296

Cash flows from investing activities
Acquisition of fixed assets	(22,894)	(7,365)	(72,922)	(58,848)	(23,832)	(75,909)
Interest paid capitalized to fixed assets	(887)	(2,283)	(2,515)	(2,283)	(923)	(2,618)
Proceeds from sale of investments	-	-	9,267	-	-	9,647
Repayment of loan by an equity accounted investee	-	1,221	-	1,324	-	-
Loan to an equity accounted investee	-	(60)	-	(128)	-	-
Advances on account of investments	-	-	(163)	(421)	-	(170)
Proceeds from advances on account of investments	514	297	514	2,218	535	535
Proceeds in marketable securities	-	-	-	2,837	-	-
Investment in settlement of derivatives, net	(540)	-	(316)	-	(562)	(329)
Proceeds from (investment in) restricted cash, net	532	(53)	689	840	554	717
Proceeds from (investment in) short term deposit	2,408	-	1,004	(1,092)	2,507	1,045
Net cash used in investing activities	(20,867)	(8,243)	(64,442)	(55,553)	(21,721)	(67,082)

Cash flows from financing activities
Issuance of warrants	-	-	2,666	-	-	2,775
Cost associated with long-term loans	(556)	(690)	(2,567)	(1,877)	(579)	(2,672)
Payment of principal of lease liabilities	(2,276)	(190)	(2,941)	(1,156)	(2,369)	(3,061)
Proceeds from long-term loans	175	10,787	19,482	32,157	182	20,280
Repayment of long-term loans	(4,668)	(5,746)	(11,776)	(12,736)	(4,859)	(12,258)
Repayment of Debentures	-	-	(35,845)	(17,763)	-	(37,313)
Proceeds from issuance of Debentures, net	15,118	-	73,943	55,808	15,737	76,972
Net cash provided by (used in) financing activities	7,793	4,161	42,962	54,433	8,112	44,723

Effect of exchange rate fluctuations on cash and cash equivalents	3,330	1,723	3,092	(2,387)	3,467	3,215
Increase (decrease) in cash and cash equivalents	(7,322)	(10,544)	(10,421)	5,097	(7,622)	(10,848)
Cash and cash equivalents at the beginning of the period	48,456	62,099	51,127	46,458	50,441	53,221
Cash from (used in) disposal groups classified as held-for-sale	-	(428)	428	(428)	-	446
Cash and cash equivalents at the end of the period	41,134	51,127	41,134	51,127	42,819	42,819

*	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US$ 1.041)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel
	Solar	Subsidized Solar Plants	28 MW Solar	Talasol Solar	Solar	Biogas	Dorad	Manara Pumped Stora ge	Solar*	Total reportable segments	Reconciliations	Total consolidated
	For the year ended December 31, 2024
	€ in thousands

Revenues	2,293	2,974	1,741	18,365	-	15,094	67,084	-	278	107,829	(67,362)	40,467
Operating expenses	(109)	(519)	(593)	(4,695)	-	(13,887)	(50,065)	-	(142)	(70,010)	50,207	(19,803)
Depreciation and amortization expenses	(89)	(919)	(1,088)	(11,453)	-	(2,897)	(2,489)	-	(48)	(18,983)	2,515	(16,468)
Gross profit (loss)	2,095	1,536	60	2,217	-	(1,690)	14,530	-	88	18,836	(14,640)	4,196

Adjusted gross profit (loss)	2,095	1,536	60	2,217	-	(1,690)	14,530	-	317[2]	19,065	(14,869)	4,196
Project development costs												(4,101)
General and administrative expenses												(6,063)
Share of income of equity accounted investee												11,062
Other income, net												3,409
Operating profit												8,503
Financing income												2,495
Financing income in connection with derivatives and warrants, net												1,140
Financing expenses in connection with projects finance												(6,190)
Financing expenses in connection with debentures												(6,641)
Interest expenses on minority shareholder loan												(2,144)
Other financing expenses												(8,311)
Financing expenses, net												(19,651)
Profit before taxes on income												(11,148)

Segment assets as at December 31, 2024	67,546	12,633	19,403	225,452	55,564	31,779	109,579	186,333	-	708,289	(31,613)	676,676

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[2]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit (Loss) to EBITDA (Unaudited)

	For the three months ended December 31,		For the year ended December 31,		For the three months ended December 31,	For the year ended December 31,
	2024	2023	2024	2023	2024	2024
	€ in thousands				Convenience Translation into US$ in thousands*
Net profit (loss) for the period	(11,983)	(9,815)	(9,464)	625	(12,476)	(9,851)
Financing expenses, net	16,887	3,832	19,651	3,557	17,579	20,456
Tax benefit	(1,475)	(799)	(1,547)	(1,436)	(1,535)	(1,610)
Depreciation and amortization	4,126	4,265	16,468	16,012	4,295	17,143
EBITDA	7,555	(2,517)	25,108	18,758	7,863	26,138

*	Convenience translation into US$ (exchange rate as at December 31, 2024: euro 1 = US$ 1.041)

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E, Series F and Series G Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 18, 2024, and below.

Net Financial Debt

As of December 31, 2024, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €159.4 million (consisting of approximately €308.53 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €200.54 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021), the Series E Secured Debentures issuance (in February 2023) and the Series F Debentures issuance (in January, April, August and November 2024)), net of approximately €41.1 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €308.55 million of project finance and related hedging transactions of the Company’s subsidiaries). The Net Financial Debt and other information included in this disclosure do not include the issuance of the Company’s Series G Debentures in February 2025.

Discussion concerning Warning Signs

Upon the issuance of the Company’s Debentures, the Company undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of the company’s Debentures. This model provides that in the event certain financial “warning signs” exist in the Company’s consolidated financial results or statements, and for as long as they exist, the Company will be subject to certain disclosure obligations towards the holders of the Company’s Debentures.

One possible “warning sign” is the existence of a working capital deficiency if the Company’s Board of Directors does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of December 31, 2024, the Company’s Board of Directors noted the working capital deficiency as of December 31, 2024, in the amount of approximately €23 million. The Company’s Board of Directors reviewed the Company’s financial position, outstanding debt obligations and the Company’s existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of December 31, 2024, does not indicate a liquidity problem. In making such determination, the Company’s Board of Directors noted the following: (i) the issuance of the Company’s Series G Debentures in consideration for approximately NIS 211.7 million (net of offering expenses), which was completed after December 31, 2024 and therefore not reflected on the Company’s balance sheet, (ii) the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, and (iii) the Company’s positive cash flow from operating activities during 2023 and 2024.

[3]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.7 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[4]	The amount of the debentures provided above includes an amount of approximately €6.9 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at December 31, 2024 in the amount of approximately €2.1 million.

[5]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of December 31, 2024, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €118.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA,6 was 6.1.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended December 31, 2024:

For the four-quarter period ended December 31, 2024
Unaudited
€ in thousands
Loss for the period	(9,464)
Financing expenses, net	19,651
Taxes on income	(1,547)
Depreciation and amortization expenses	16,468
Share-based payments	112
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	981
Adjusted EBITDA as defined the Series C Deed of Trust	26,201

[6]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef solar plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of December 31, 2024, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €118.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA7 was 6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended December 31, 2024:

For the four-quarter period ended December 31, 2024
Unaudited
€ in thousands
Loss for the period	(9,464)
Financing expenses, net	19,651
Taxes on income	(1,547)
Depreciation and amortization expenses	16,468
Share-based payments	112
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	981
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[8]	440
Adjusted EBITDA as defined the Series D Deed of Trust	26,641

[7]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[8]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of December 31, 2024, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €118.8 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA9 was 6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended December 31, 2024:

For the four-quarter period ended December 31, 2024
Unaudited
€ in thousands
Loss for the period	(9,464)
Financing expenses, net	19,651
Taxes on income	(1,547)
Depreciation and amortization expenses	16,468
Share-based payments	112
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	981
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[10]	440
Adjusted EBITDA as defined the Series E Deed of Trust	26,641

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of December 31, 2024, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €41.3 million (approximately NIS 156.8 million based on the exchange rate as of such date).

[9]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[10]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of December 31, 2024, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €118.4 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA11 was 6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended December 31, 2024:

For the four-quarter period ended December 31, 2024
Unaudited
€ in thousands
Loss for the period	(9,464)
Financing expenses, net	19,651
Taxes on income	(1,547)
Depreciation and amortization expenses	16,468
Share-based payments	112
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	981
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[12]	440
Adjusted EBITDA as defined the Series F Deed of Trust	26,641

[11]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[12]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series G Debenture Holders

The Deed of Trust governing the Company’s Series G Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series G Deed of Trust is a cause for immediate repayment. As of December 31, 2024, the Company was in compliance with the financial covenants set forth in the Series G Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series G Deed of Trust) was approximately €118.4 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 57.4%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA13 was 6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series G Deed of Trust) for the four-quarter period ended December 31, 2024:

For the four-quarter period ended December 31, 2024
Unaudited
€ in thousands
Loss for the period	(9,464)
Financing expenses, net	19,651
Taxes on income	(1,547)
Depreciation and amortization expenses	16,468
Share-based payments	112
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	981
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[14]	440
Adjusted EBITDA as defined the Series G Deed of Trust	26,641

[13]	The term “Adjusted EBITDA” is defined in the Series G Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series G Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series G Deed of Trust). The Series G Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series G Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[14]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the year ended December 31, 2024. The Company recorded revenues and only direct expenses in connection with these solar plants from the connection to the grid and until PAC (Preliminary Acceptance Certificate – reached during the fourth quarter of 2024). However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.